July 21, 2025

Ryan G. Ezell
Chief Executive Officer
Flotek Industries, Inc.
5775 N. Sam Houston Parkway W., Suite 400
Houston, TX 77086

       Re: Flotek Industries, Inc.
           Registration Statement on Form S-3
           Filed July 10, 2025
           File No. 333-288606
Dear Ryan G. Ezell:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.
 July 21, 2025
Page 2
Registration Statement on Form S-3
General

1. We note your disclosure in your Form 8-K/A filed May 1, 2025, that a subsidiary of
       Flotek Industries, PWRTEK, LLC, acquired certain mobile power generation assets and related intellectual property from ProFrac GDM, LLC, an indirect subsidiary of
       ProFrac Holding Corp. pursuant to an asset purchase agreement entered into on April
       28, 2025, and that PWRTEK also entered into an agreement for a six-year dry lease of certain of the acquired assets with ProFrac GDM. We also note your disclosure that the total consideration for all of the transactions entered into with ProFrac and its subsidiaries was $105 million. It appears that financial statements and pro forma financial statements reflecting the acquisitions may be required pursuant to Rule 8-04 and 8-05 of Regulation S-X and Item 11(b) of Form S-3. Please provide the appropriate financial statements or provide a detailed analysis explaining why you are not required to do so.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Margaret Sawicki at 202-551-7153
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   E. James Cowen, Esq.